Mail Stop 4561

September 2, 2009

Francis Bok, President
Domain Extremes, Inc.
602 Nan Fung Tower, Suite 6/F
173 Des Voeux Road Central
Central District, Hong Kong

> **Re: Domain Extremes, Inc.**
> **Registration Statement on Form 10**
> **Filed August 3, 2009**
> **File No. 000-53749**

Dear Mr. Bok:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We remind you that the registration statement will become effective by operation of law on October 2, 2009. We urge you to promptly file an amendment to address these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your disclosure as to your websites that are currently operational. In this regard, we note that *sowhat.asia* appears operational.

Item 1. Business

Our Business, page 3

2.   Please expand the discussion of your relationships with third-party content
        providers. Please discuss how you initiate your relationships with these third-
        party providers and discuss the general terms of your agreements with these
        providers. Please disclose the approximate number of third-party providers with
        whom you have agreements and whether those agreements are generally with
        organizations or individual writers and contributors. Please also clarify the
        content you are licensing for each of your websites.

3.   You disclose your belief that *www.drinkeat.com* is among the top three Hong
        Kong restaurant review websites in terms of popularity and depth of articles. In
        apparent support for this statement, you then disclose that according to Google
        PageRank® the website is one of two restaurant review websites in Hong Kong
        with a ranking of 5 out of a maximum 10 as of the date of the prospectus. Please
        expand your disclosure to include a brief explanation of Google's PageRank®
        system, including a discussion of the elements on which *www.drinkeat.com* was
        ranked.

Item 1A. Risk Factors, page 6

4.   Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a
        subcaption that adequately describes the risk." Several of your current risk factor
        subcaptions do not adequately describe the risk to investors. As examples, we
        note the following subcaptions:

        •   "We operate in competitive and evolving markets";
        •   "We rely on our third parties for the provision of our content";
        •   "We may be unable to manage rapidly expanding operations"; and
        •   "Our business depends on the continued growth and maintenance of the
            Internet Infrastructure."

        Please review each risk factor and revise as necessary to succinctly state in your
        subheading the risks that result from the facts or uncertainties facing the company
        or this offering. Generally speaking, you will best accomplish this by phrasing
        the risk factor subcaption in the form of a statement of cause and effect, "If X,
        then Y" or "Because of X, Y is probable."

Risks Associated with an Investment in Our Common Stock

"Unless an active trading market develops for our securities . . . ," page 13

5.   Please consider combining this risk factor with the risk factor on page 15 with the
        subcaption "If our common stock becomes quoted in the Pink Sheets or on the
        OTC Bulletin Board, the market may be limited thereby making it more difficult
        for you to resell any shares you may own."

Item 2. Financial Information

B. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 17

6.   You state that your current capital and other existing resources will be sufficient
        only to provide a limited amount of working capital and that revenues, if any, may
        not be sufficient to fund operations or your planned growth. Please disclose the
        current monthly or quarterly rate at which you use cash in your operations.
        Discuss whether this rate of cash usage is expected to increase over the next 12
        months. In quantitative terms, disclose your estimate of the minimum amount of
        capital you need to fund expected operations over the next 12 months, including
        your expenses as a public company and your planned growth. Discuss how you
        plan to obtain capital resources in that amount, and describe the potential impact
        on you if you are unable to obtain such funds. Please also revise your appropriate
        risk factor disclosure on page 7 to provide quantitative information regarding your
        estimated needs for capital during a minimum of 12 months following the date of
        the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to
        Item 303(a) of Regulation S-K for more guidance.

Item 5. Directors and Executive Officers

Francis Bok, page 20

7.   Please identify the information technology companies and other organizations
        where Mr. Bok was employed from 2002 until June 2005. See Item 401(e)(1) of
        Regulation S-K.

Item 6. Executive Compensation, page 21

8.   Please provide a summary compensation table. See Item 402(n) of Regulation S-
        K and Instruction 3 to Item 402(n).

<u>Item 15. Financial Statements and Exhibits, page 26</u>

9.   In your response letter, please describe your contractual arrangements with Beyond IVR Limited and provide your analysis as to whether you are required to file any agreements with this company as exhibits. See Item 601(b)(10)(ii)(A) of regulation S-K.

<u>Financial Statements</u>

<u>General</u>

10.   We note that you have not included cumulative from inception information related to your financial statements for the periods ended December 31, 2008 and June 30, 2009. Tell us how you intend to comply with SFAS 7 to include audited and unaudited cumulative from inception financial statements for the periods ended December 31, 2008 and June 30, 2009, respectively.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

11.   We note that the financial statements presented in your Form 10 include statements of cash flows. However, the opinion paragraph in the report of your independent registered public accounting firm does not include a reference to the statements of cash flows. Please explain how the report complies with AU Section 508.07.

12.   The report of your independent registered public accounting firm states that your ability to continue as a going concern is dependent, in part, on your ability to "locate and complete a merger with another company." This statement appears inconsistent with the description of your business and your plans for development discussed in the prospectus. Please advise if you presently have any plans or proposals to acquire or merge with another company.

*   *   *   *

As appropriate, please amend your filing and respond to these comments promptly. Your responsive amendments should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Kevin Dougherty at (202) 551-3271 or the undersigned at (202) 551-3456. If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (617) 535-3800
        Barbara A. Jones, Esq.
        McDermott Will & Emery LLP